Lexicon United Incorporated
4599 Steiner Ranch Blvd.
Suite #1708
Austin, TX 78732

November 13, 2009

By EDGAR Transmission and by USPS

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission.
100 F Street N.E.
Washington, D.C. 20549.

Re:	Lexicon United Incorporated
Form 10-K for the Year Ended December 31, 2008
Filed April 15, 2009
File # 0-33131

Ladies and Gentlemen:

On behalf of Lexicon United Incorporated (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 22, 2009, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form 10-K
Financial Statements
Note F – Engepet Energy Enterprises and United Oil Services, Inc.

1.           We note in the third paragraph on page F-14 you made advances of approximately $140,000 “for costs which have not been adequately documented.”  With a view towards clarifying disclosures in future filings, please explain to us in sufficient detail the nature of these costs and what you mean by “not adequately documented.”

U.S. Securities and Exchange Commission
November 13, 2009

COMPANY RESPONSE:

The aforementioned advances (aggregating $140,000 and comprising three (3) individual advances of $60,000, $60,000 and $20,000) were amounts advanced to certain contractors to perform work (and acquire materials and chemicals and for related travel expenses) in Trinidad and Tobago for Engepet Energy Enterprises, Inc., a subsidiary of the Company.  The work was performed in connection with a service agreement for dew-axing an oil pipeline with the State Oil Company PETROTRIN.  Thereafter, Engepet received payment in the aggregate amount of $182,000 for these services.  This was a one-time transaction and as of this time there has been no other business conducted between the parties. The Company acknowledges that the transaction was not properly documented.  The Company has taken steps to implement remedial action to ensure that such activities and transactions are not undertaken in the future without sufficient documentation which would leave an appropriate “audit trail”.

Please be further advised that the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

LEXICON UNITED INCORPORATED

By:	/s/ Elie Saltoun
Elie Saltoun
Chief Executive Officer